                      Securities and Exchange Commission

                            Washington, D.C.  20549

                                 SCHEDULE 13D

                 Under the Securities and Exchange Act of 1934

                            Argyle Television, Inc.
--------------------------------------------------------------------------------
                               (Name of Issuer)

                     Series A Common Stock, $.01 per share
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  03991 410 6
--------------------------------------------------------------------------------
                                (CUSIP Number)

                                Dean H. Blythe
                         200 Concord Plaza, Suite 700
                           San Antonio, Texas  78216
                                (210) 828-1700
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                March 26, 1997
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ]

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                     (Continued on the following page(s))

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 2
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Bob Marbut
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            7,547,750 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            7,547,750 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        7,547,750 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        65.8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 2 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 3
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Argyle Communications, Inc.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            7,336,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            7,336,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        7,336,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        64.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 3 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 4
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 15   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Argyle Television Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 16                                                             (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 17


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 18

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 19                                                                  [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 20

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     21
     NUMBER OF
                            7,336,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      22

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     23
    REPORTING
                            7,336,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          24
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25

        7,336,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
26                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27

        64.7%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
28

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 4 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 5
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        ATI General Partner, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            6,600,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            6,600,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        6,600,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        58.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 5 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 6
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Argyle Television Investors, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            4,853,718 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            4,853,718 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        4,853,718 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        42.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 6 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 7
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Argyle Television Investors (Foreign), L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            1,746,282 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            1,746,282 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        1,746,282 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        15.4%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 7 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 8
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Television Investment Partners, L.P.
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Delaware
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            700,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            700,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        700,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        6.2%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        PN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 8 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                             PAGE 9
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Blake Byrne
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            879,164 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            879,164 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        879,164 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        7.9%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        CO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 9 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                            PAGE 10
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 15   S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Robin (a/k/a/ Robert) Hernreich
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 16                                                             (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 17


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 18

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 19                                                                  [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 20

        United States of America
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     21
     NUMBER OF
                            185,172 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      22

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     23
    REPORTING
                            185,172 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          24
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
25

        185,172 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
26                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
27

        1.6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
28

        IN
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 10 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                            PAGE 11
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Argyle Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        Texas
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            99,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            99,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        99,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 11 of 30 pages

-----------------------                                  ---------------------
  CUSIP NO. 03991 410 6                 13D                            PAGE 12
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Skylark Foundation
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
        (See Item 4 under the caption Voting Agreements.)
                                      -----------------
------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4

      00 (See Item 3)
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
 5                                                                   [_]


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6

        California
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF
                            65,000 (See Item 5)
      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8

     OWNED BY               0
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING
                            65,000 (See Item 5)
      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH         10
                            0
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

        65,000 (See Item 5)
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12                                                                    [_]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13

        Less than 1%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14

        OO
------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!


                              Page 12 of 30 pages

Item 1.   Security and Issuer.
          -------------------

     This statement relates to shares of Series A Common Stock, par value $.01 per share ("Series A Common Stock"), of Argyle Television, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216, and its telephone number at such address is (210) 828-1700.

Item 2.   Identity and Background.
          -----------------------

     (a)-(c), (f)   This statement is filed by Bob Marbut ("Marbut"), Argyle
Communications, Inc. ("ACI"), Argyle Television Partners, L.P. ("ATP"), ATI General Partner, L.P. ("ATIGP"), Argyle Television Investors, L.P. ("ATI"), Argyle Television Investors (Foreign), L.P. ("ATI (Foreign)"), Television Investment Partners, L.P. ("TIP"), Blake Byrne ("Byrne"), Robin (a/k/a Robert) Hernreich ("Hernreich"), Argyle Foundation and Skylark Foundation (each, a "Filing Person" and collectively, the "Filing Persons").

     Marbut owns 50.5% of the issued and outstanding common stock of ACI. ACI is the general partner of ATP. ATP is (i) the general partner of ATIGP, which in turn is the general partner of ATI and ATI (Foreign), and (ii) the general partner of TIP. Marbut is a citizen of the United States of America.

     ACI is a Texas corporation principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATIGP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATI is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     ATI (Foreign) is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.


                              Page 13 of 30 pages

     TIP is a Delaware limited partnership principally engaged in investments in securities. Its principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     Argyle Foundation is a charitable organization established by Marbut under
Section 501(c) of the Internal Revenue Code (the "Code"). Its and Marbut's principal place of business and principal office is located at 200 Concord Plaza, Suite 700, San Antonio, Texas 78216.

     Byrne is a citizen of the United States of America. Skylark Foundation is a charitable organization established by Byrne under Section 501(c) of the Code. Its and Byrne's principal place of business and principal office is located at 9220 Sunset Boulevard, Suite 210, Los Angeles, California 90069.

     Hernreich's address is Sigma Properties, 711-B Garrison Avenue, Fort Smith, Arkansas 72901, and his principal occupation is investments. Hernreich is a citizen of the United States of America.

     The name; business address; present principal occupation or employment; and the name, principal business and address of each corporation or other organization in which such occupation or employment is conducted for each executive officer or director, each controlling person, and each executive officer or director of such controlling person of ACI, the Argyle Foundation and the Skylark Foundation are set forth on Schedule I hereto, which Schedule I is incorporated herein by reference.

     (d)-(e) None of the Filing Persons nor, to the best knowledge of any of the Filing Persons, any of the persons listed on Schedule I attached hereto, has during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     See the discussion in Item 4 below regarding the conversion of the issued and outstanding shares of the Company's common stock in the Merger. No additional shares of the Company's common stock are being acquired by any Filing Person as part of the Hearst Transaction. As a consequence, no funds are required.


                              Page 14 of 30 pages

Item 4.   Purpose of Transaction.
          ----------------------

The Hearst Transaction
----------------------

     Pursuant to an Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997 (the "Merger Agreement"), among The Hearst Corporation, a Delaware corporation ("Hearst"), HAT Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Merger Sub"), HAT Contribution Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Hearst ("Cash Sub"), and the Company, Merger Sub will merge with and into the Company (the "Merger"), with the Company as the surviving corporation in the Merger to be renamed "Hearst-Argyle Television, Inc." ("Hearst-Argyle"). The Merger Agreement contemplates (i) the amendment of the Amended and Restated Certificate of Incorporation of the Company (the "Restated Charter"); (ii) the issuance by the Company of 38,611,000 shares of its Series B Common Stock, par value $.01 per share ("Hearst-Argyle Series B Common Stock"), to Hearst and one share of Hearst-Argyle Series B Common Stock to Cash Sub, in exchange for Hearst's contribution of certain assets and liabilities to the Company (the "Contribution"); and, (iii) the Merger (collectively, the "Hearst Transaction").

     Pursuant to the Merger Agreement, the Company's stockholders will be entitled to make an election to receive, subject to the limitations and allocation prorations set forth in the Merger Agreement, either (i) $26.50 in cash, without interest; (ii) one share of Series A Common Stock, par value $.01 per share, of Hearst-Argyle (the "Hearst-Argyle Series A Common Stock"); or,
(iii) a combination of 0.5 share of Hearst-Argyle Series A Common Stock and $13.25 in cash, without interest, for each outstanding share of Series A Common Stock.

Voting Agreements
-----------------

     Simultaneously with the execution and delivery of the Merger Agreement, Hearst entered into Voting Agreements with stockholders, including limited partnerships and foundations through which certain officers and directors indirectly own shares of Series A Common Stock and Series B Common Stock, par value $.01 per share ("Series B Common Stock"), that own, in the aggregate, over two-thirds of the Company's outstanding common stock. These stockholders (or their successors) and their respective holdings of the Company subject to the Voting Agreements are as follows: (i) ATI, together with ATI (Foreign)-- 6,600,000 shares of Series A Common Stock; (ii) TIP--700,000 shares of Series A Common Stock; (iii) ATP--36,000 shares of Series B Common Stock; (iv) Hernreich- -65,000 shares of Series A Common Stock; (v) Argyle Foundation--99,000 shares of Series A Common Stock; and, (vi) Skylark Foundation--65,000 shares of Series A Common Stock.

     Hearst was unwilling to enter into the Merger Agreement unless each of ATI, ATI (Foreign), TIP, ATP, Hernreich, Argyle Foundation and Skylark Foundation entered into the Voting Agreements concurrently with the execution and delivery of the Merger Agreement pursuant to which and subject to the terms thereof, (i) each of ATI and TIP agreed to convert all

                              Page 15 of 30 pages
of the shares of Series C Common Stock, par value $.01 per share, of the Company ("Series C Common Stock"), held by it into shares of Series A Common Stock into which such shares of Series C Common Stock were convertible (which conversion occurred on July 8 and July 11, 1997) and (ii) each of ATI, ATI (Foreign) (as successor to ATI) and TIP agreed to vote such shares of Series A Common Stock held by it, ATP agreed to vote all shares of Series B Common Stock held by it, each of Argyle Foundation and Skylark Foundation agreed to vote all shares of Series A Common Stock held by them, and Hernreich agreed to vote all shares of Series A Common Stock subject to his Voting Agreement, in favor of the Restated Charter and the Merger, and against any Acquisition Proposals, changes in the majority of the Company's board of directors or certain capitalizations or other competing transactions. In addition, each of ATI, ATI (Foreign), TIP, ATP, Hernreich, Argyle Foundation and Skylark Foundation have agreed not to initiate, solicit, encourage, accept or take any action knowingly to facilitate any inquiries or the making of, or participate in any discussions or negotiations regarding, any Acquisition Proposal. Except for ATI's transfer of shares to ATI (Foreign) and, following approval of the Company's stockholders of the Merger Agreement, certain specified permitted pledges or transfers, each such stockholder has agreed not to pledge, transfer, grant any proxy or enter into any voting arrangement with respect to their shares of the Company's common stock. The Voting Agreements terminate upon termination of the Merger Agreement or consummation of the Merger. The Board of Directors of the Company approved the execution and delivery of these Voting Agreements.

Registration Rights Agreement
-----------------------------

     Upon consummation of the Hearst Transaction, Hearst-Argyle will enter into a Registration Rights Agreement with certain holders of Hearst-Argyle Series A Common Stock that are former partners of ATI. These partners (collectively, the "ATI Holders") include Marbut and certain other persons. The Registration Rights Agreement provides that such ATI Holders will have the right, subject to certain limitations and conditions, to require Hearst-Argyle to register for distribution through a firm commitment underwriting all or any portion of Hearst-Argyle Series A Common Stock issued to them in the Merger. In addition, the ATI Holders also will have piggyback registration rights with respect to any proposed offering of Hearst-Argyle Series A Common Stock for cash through a firm commitment underwriting sought by Hearst-Argyle.

Option Elections
----------------

     To induce Hearst to enter into the Merger Agreement, Messrs. Marbut, Byrne, Ibra Morales and Harry T. Hawks (the "Electing Optionholders") have agreed not to elect to receive any options to purchase shares of Hearst-Argyle Series A Common Stock on the same terms and conditions as then applicable to their Argyle Options ("Rollover Options"). All other holders of options or similar rights to purchase shares of Series A Common Stock that are outstanding at the effective time of the Merger ("Argyle Options") are entitled to make an election to receive Rollover Options. In return for their agreement not to receive Rollover Options, the Electing

                              Page 16 of 30 pages

Optionholders are entitled to make a supplemental election with respect to the consideration to be received as a result of the cancellation of their Argyle Options. The supplemental election by the Electing Optionholders could result in the reallocation of the cash portion of any prorations between the consideration to be received by these optionholders with respect to their Argyle Options and the consideration to be received by these optionholders with respect to their Series A Common Stock. This reallocation could result in more cash being received for Series A Common Stock relating to Argyle Options and less cash being received for directly held Series A Common Stock. The supplemental election would not, however, result in the individual receiving any more or less cash in the aggregate than if the supplemental election were not available.

Share Registration
------------------

     In connection with the covenants regarding delivery of affiliate letters, Hearst and the Company agree in the Merger Agreement to submit jointly to the Securities and Exchange Commission ("SEC"), a request for a "no-action" letter to the effect that certain provisions of the Securities Act of 1933, as amended, will not apply immediately after the effective time of the Merger to those persons who will receive shares of the Company's common stock pursuant to the liquidation plans of the Partnerships (as hereinafter defined) who are not otherwise affiliates of the Company at the time of the stockholders meeting. If the SEC does not provide a favorable no-action letter, then Hearst-Argyle after the effective time of the Merger will prepare and file a registration statement covering the resale of shares received by such persons in the Merger.

Board of Directors
------------------

     The bylaws of the Company in effect immediately prior to the effective time of the Merger will be the bylaws of Hearst-Argyle. The bylaws of the Company will be amended under the Merger Agreement to provide that the number of directors of Hearst-Argyle will be 11 effective upon the Merger and thereafter will be no less than seven and no more than 15. Pursuant to the Merger Agreement, at the effective time of the Merger, the board of directors of Hearst-Argyle will consist of 11 members, divided into two classes of directors with staggered terms. The Class I directors will hold office until the 1998 annual meeting of stockholders, and the Class II directors will hold office until the 1999 annual meeting of stockholders. Ms. Caroline Williams and Mr. David Pulver, current outside directors of the Company, have been designated to serve as the two directors of Hearst-Argyle elected by the holders of Hearst-Argyle Series A Common Stock. Marbut, a current management director of the Company, has been designated to serve as one of the nine directors that Hearst, as the holder of Hearst-Argyle Series B Common Stock, will be entitled to designate under the Restated Charter.

Authorized Capital Stock
------------------------

     In connection with the Hearst Transaction, the Company's certificate of incorporation will be amended and restated prior to the effective time of the Merger, pursuant to which, among other things, (i) the Company's authorized common stock will be increased from 50 million to

                              Page 17 of 30 pages

200 million shares; (ii) the Company's existing Series B Common Stock and Series C Common Stock will be reclassified as and changed into an equal number of shares of Series A Common Stock; (iii) a Series B Common Stock will be authorized and thereafter issued to Hearst in connection with the Contribution; and, (iv) the Company's existing Series A Preferred Stock and Series B Preferred Stock will receive voting rights. Upon consummation of the Merger, the Restated Charter, as amended to reflect the name change to "Hearst-Argyle Television, Inc.," will become the certificate of incorporation of Hearst-Argyle. Set forth below is a description of the capital stock of Hearst-Argyle after the Merger pursuant to the Hearst-Argyle certificate of incorporation.

     Common Stock. Hearst-Argyle will have 200 million shares of authorized common stock, par value $.01 per share ("Hearst-Argyle Common Stock"), with 100 million shares designated as Hearst-Argyle Series A Common Stock and 100 million shares designated as Hearst-Argyle Series B Common Stock. Except as otherwise described below, the issued and outstanding shares of Hearst-Argyle Series A Common Stock and Hearst-Argyle Series B Common Stock will vote together as a single class on all matters submitted to a vote of stockholders, with each issued and outstanding share of Hearst-Argyle Series A Common Stock and Hearst-Argyle Series B Common Stock entitling the holder thereof to one vote on all such matters. With respect to any election of directors, (i) the holders of the shares of Hearst-Argyle Series A Common Stock will be entitled to vote separately as a class to elect two members of Hearst-Argyle's Board of Directors (the Series A Directors) and (ii) the holders of the shares of Hearst-Argyle Series B Common Stock will be entitled to vote separately as a class to elect the balance of Hearst-Argyle's Board of Directors (the Series B Directors); provided, however, that the number of Series B Directors shall not constitute less than a majority of Hearst-Argyle's Board of Directors. Any director may resign at any time upon giving written notice to Hearst-Argyle's Board of Directors. The directors may only be removed for cause by a vote of the holders of a majority of Hearst-Argyle Common Stock voting together as a class. Any Series A Director who resigns or is removed may be replaced only by the remaining Series A Director or, if there is no remaining Series A Director, by a vote of the holders of a majority of the Hearst-Argyle Series A Common Stock voting separately as a class. Similarly, any Series B Director who resigns or is removed may be replaced only by the remaining Series B Directors or, if there are no remaining Hearst-Argyle Series B Directors, by a vote of the holders of a majority of the Hearst-Argyle Series B Common Stock voting separately as a class. If no shares of Hearst-Argyle Series A Common Stock are issued and outstanding at any given time, then the holders of shares of Hearst-Argyle Series B Common Stock will elect all of Hearst-Argyle's directors. Conversely, if no shares of Hearst-Argyle Series B Common Stock are issued and outstanding, then the holders of the shares of Hearst-Argyle Series A Common Stock will elect all of Hearst-Argyle's directors.

     All of the outstanding shares of Hearst-Argyle Series B Common Stock will initially be held by Hearst or a Permitted Transferee (as defined below). No holder of shares of Hearst-Argyle Series B Common Stock may transfer any such shares to any person other than to (i) Hearst; (ii) any corporation into which Hearst is merged or consolidated or to which all or substantially all of Hearst's assets are transferred; or, (iii) any entity controlled by Hearst (each

                              Page 18 of 30 pages
a "Permitted Transferee"). Hearst-Argyle Series B Common Stock, however, may be converted at any time into Hearst-Argyle Series A Common Stock and freely transferred, subject to the terms and conditions of Hearst-Argyle's certificate of incorporation and to applicable securities law limitations. If at any time the Permitted Transferees first hold in the aggregate less than 20% of all shares of Hearst-Argyle Common Stock that are then issued and outstanding, then each issued and outstanding share of Hearst-Argyle Series B Common Stock automatically will be converted into one fully-paid and nonassessable share of Hearst-Argyle Series A Common Stock, and Hearst-Argyle will not be entitled to issue any additional shares of Series B Common Stock. Notwithstanding any other provision to the contrary, no holder of Hearst-Argyle Series B Common Stock shall (i) transfer any shares of Hearst-Argyle Series B Common Stock; (ii) convert Hearst-Argyle Series B Common Stock; or, (iii) be entitled to receive any cash, stock, other securities or other property with respect to or in exchange for any shares of Hearst-Argyle Series B Common Stock in connection with any merger or consolidation of Hearst-Argyle or sale or conveyance of all or substantially all of the property or business of Hearst-Argyle as an entity, unless all necessary approvals of the Federal Communications Commission as required by the Communications Act of 1934, as amended, and the rules and regulations thereunder have been obtained or waived.

     Preferred Stock. Hearst-Argyle will have one million shares of authorized preferred stock, par value $.01 per share. Under the Hearst-Argyle certificate of incorporate, Hearst-Argyle will have two issued and outstanding series of preferred stock, Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock (collectively, the "Hearst-Argyle Preferred Stock") upon consummation of the Merger. Each series of Hearst-Argyle Preferred Stock will have 10,938 shares issued and outstanding at the effective time of the Merger. The Hearst-Argyle Preferred Stock will have a cash dividend feature whereby each share will accrue $65 per share annually, to be paid quarterly. The Hearst-Argyle Series A Preferred Stock will be convertible at the option of the holders, at any time, into Hearst-Argyle Series A Common Stock at a conversion price of (i) on or before December 31, 2000, $35; (ii) during the calendar year December 31, 2001, the product of 1.1 times $35; and, (iii) during each calendar year after December 31, 2001, the product of 1.1 times the preceding year's conversion price. Hearst-Argyle will have the option to redeem all or a portion of the Hearst-Argyle Series A Preferred Stock at any time after June 11, 2001 at a price equal to $1,000 per share plus any accrued and unpaid dividends.

     The holders of Hearst-Argyle Series B Preferred Stock will have the option to convert such Hearst-Argyle Series B Preferred Stock into shares of Hearst-Argyle Series A Common Stock at any time after June 11, 2001 at the average of the closing prices for the Hearst-Argyle Series A Common Stock for each of the 10 trading days prior to such conversion date. Hearst-Argyle will have the option to redeem all or a portion of the Hearst-Argyle Series B Preferred Stock at any time on or after June 11, 2001, at a price equal to $1,000 per share plus any accrued and unpaid dividends.

                              Page 19 of 30 pages

     The issued and outstanding share of Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock will be entitled to vote on all matters submitted to a vote of holders of Hearst-Argyle Series A Common Stock, with such shares of Hearst-Argyle Series A Preferred Stock and Hearst-Argyle Series B Preferred Stock voting together as a single class with the shares of Hearst-Argyle Series A Common Stock. Each share of Hearst-Argyle Series A Preferred Stock is entitled to the number of votes (rounded up to the next whole number) equal to the number of shares of Hearst-Argyle Series A Common Stock into which such share is convertible. Each share of Hearst-Argyle Series B Preferred Stock is entitled to (i) 29 votes, if the record date for the stockholder meeting at which such votes are to be cast is before July 11, 2001 or (ii) thereafter, the number of votes (rounded up to the next whole number) equal to the number of shares of Hearst-Argyle Series A Common Stock into which such share is convertible. Except with respect to any proposal to amend Hearst-Argyle's certificate of incorporation that may adversely affect the rights of the respective series of Hearst-Argyle Preferred Stock, neither the Hearst-Argyle Series A Preferred Stock nor the Hearst-Argyle Series B Preferred Stock is entitled to vote separately as a class.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     (a) The aggregate number and percentage of the shares of the Company's common stock beneficially owned by each of the Filing Persons, and for all of the Filing Persons collectively, assuming the execution of the Voting Agreements causes such persons to be considered as a "group" (within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended), is set forth on
Schedule II attached hereto and incorporated herein by reference.

     (b) Schedule II attached hereto shows the number of shares of the Company's capital stock as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition and shared power to dispose or to direct the disposition, for each of the Filing Persons.

     (c) In March, 1997, ATP distributed 99,000 and 65,000 shares of Series B Common Stock held by it to Marbut and Byrne, Trustee of The Blake Byrne Family Trust U/A/D December 22, 1993, respectively. Marbut contributed all of such shares received by him to Argyle Foundation. Byrne, Trustee, contributed all of such shares received by him to Skylark Foundation. Pursuant to the Company's certificate of incorporation, all of such shares of Series B Common Stock received by Argyle Foundation and Skylark Foundation automatically converted into shares of Series A Common Stock. On July 8 and July 11, 1997, ATI and ATP converted all of the shares of Series C Common Stock held by them into shares of Series A Common Stock. On July 11, 1997, ATI distributed an aggregate of 1,746,282 shares of Series A Common Stock to certain of its partners, and, on the same date, such partners contributed all of such shares to ATI (Foreign). The Company has been advised that ATI (on its behalf and on the

                              Page 20 of 30 pages
behalf of ATI (Foreign)), TIP, ATIGP and ATP (collectively, the "Partnerships") adopted plans of liquidation on March 25, 1997. The Company has been advised that the Partnerships will liquidate as soon as possible and the Company's common stock each Partnership holds will be distributed to its partners at that time.

     (d) ACI's shareholders have the right to receive proceeds from the sale of the securities held by ACI under certain circumstances. ATP's limited partners and its general partner, ACI, all have the right to receive proceeds from the sale of the securities held by ATP under certain circumstances. ATIGP's limited partners and its general partner, ATP, all have the right to receive proceeds from the sale of the securities held by ATIGP under certain circumstances.
ATI's limited partners and its general partner, ATIGP, all have the right to receive proceeds from the sale of the securities held by ATI under certain circumstances. ATI (Foreign)'s limited partners and its general partner, ATIGP, all have the right to receive proceeds from the sale of the securities held by ATI (Foreign) under certain circumstances. TIP's limited partners and its general partner, ATP, all have the right to receive proceeds from the sale of the securities held by TIP under certain circumstances.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relations with Respect to
          --------------------------------------------------------------------
Securities of the Issuer.
------------------------

     See Item 4 above.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit No.
-----------

     7.1 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Argyle Television Investors, L.P. and ATI General Partner, L.P.

     7.2 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Television Investment Partners, L.P. and Argyle Television Partners, L.P.

     7.3 Voting Agreement, dated as of March 26, 1997, by and among The Hearst Corporation, Argyle Television Partners, L.P. and Argyle Communications, Inc.

     7.4 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and Argyle Foundation.

                              Page 21 of 30 pages

     7.5 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and Skylark Foundation.

     7.6 Voting Agreement, dated as of March 26, 1997, by and between The Hearst Corporation and Robin (a/k/a Robert) Hernreich.

     7.7 Voting Agreement, dated as of August 1, 1997 by and between The Hearst Corporation, Argyle Television Investors (Foreign), L.P. and ATI General Partner, L.P.

     7.8 Amended and Restated Agreement and Plan of Merger, dated as of March 26, 1997, by and among The Hearst Corporation, HAT Merger Sub, Inc., HAT Contribution Sub, Inc. and Argyle Television, Inc. (incorporated by reference to Exhibit 2.1 of the Company's Registration Statement on Form S-4 (Registration No. 333-32487)).

     7.9 Form of Registration Rights Agreement among Hearst-Argyle Television, Inc. and the Holders (incorporated by reference to Exhibit B to Exhibit 2.1 of the Company's Registration Statement on Form S-4 (Registration No. 333-32487)).

     7.10 Waiver of Rollover Election, dated March 26, 1997, delivered to the Company by Bob Marbut, Blake Byrne, Ibra Morales and Harry Hawks.

                              Page 22 of 30 pages

                                  SCHEDULE I

          CERTAIN INFORMATION REGARDING DIRECTORS, EXECUTIVE OFFICERS
            AND CONTROLLING PERSONS OF ARGYLE COMMUNICATIONS, INC.,
                   ARGYLE FOUNDATION AND SKYLARK FOUNDATION

ARGYLE COMMUNICATIONS, INC.
Directors and Officers:
                                            Principal Occupation and
                                            ------------------------
          Name (and Position)                   Business Address
          -------------------                   ----------------

     Bob Marbut                          Chairman of the Board and Chief
     (Director and President)            Executive Officer
                                         Argyle Television, Inc.
                                         200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216

     Blake Byrne                         President, Chief Operating Officer
     (Director and Vice President)       and Director
                                         Argyle Television, Inc.
                                         9220 Sunset Boulevard
                                         Suite 210
                                         Los Angeles, California 90069

     Ibra Morales                        Executive Vice President, Chief
     (Director and Vice President)       Revenue Officer and Director
                                         Argyle Television, Inc.
                                         9220 Sunset Boulevard
                                         Suite 210
                                         Los Angeles, California 90069

     Dean H. Blythe                      Vice President - Corporate
     (Vice President)                    Development, Secretary and General
                                         Counsel
                                         Argyle Television, Inc.
                                         200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216

                              Page 23 of 30 pages

     Harry T. Hawks                      Chief Financial Officer, Assistant
     (Director and Vice President)       Secretary and Treasurer
                                         Argyle Television, Inc.
                                         200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216

     Bob Owen                            Investments
     (Director and Vice President)       200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216


                              Page 24 of 30 pages

ARGYLE FOUNDATION
Directors:
                                               Principal Occupation and
         Name and Position                         Business Address
         -----------------                         ----------------

      Bob Marbut                         Chairman of the Board and
                                         Chief Executive Officer
                                         Argyle Television, Inc.
                                         200 Concord Plaza, Suite 700
                                         San Antonio, Texas  78216

      Margot S. Marbut                   Civic and Community Volunteer
                                         511 Argyle Avenue
                                         San Antonio, Texas   78209


      Michael P. Marbut                  Attorney at Law
      340 Treeline Park, #1333           300 Convent Street
      San Antonio, Texas 78209           Suite 1500
                                         San Antonio, Texas   78205

SKYLARK FOUNDATION
Directors and Officers:
                                               Principal Occupation and
         Name and Position                         Business Address
         -----------------                         ----------------

      Blake Byrne                        President, Chief Operating
      Chairman of the Board and          Officer and Director
        Chief Financial Officer          Argyle Television, Inc.
                                         9220 Sunset Boulevard
                                         Suite 210
                                         Los Angeles, California 90069

      Jocelyn B. Byrne                   Community Volunteer
      (President and Director)           642 East 5th Avenue
      642 East 5th Avenue                Durango, Colorado   81301
      Durango, Colorado  81301

      John Byrne                         Television Sales Account
      (Secretary and Director)           Representative
      2237 Winding Wood Lane             Katz Television
      Charlotte, North Carolina  28209   5821 Fair View Road
                                         Suite 407
                                         Charlotte, North Carolina   28209

                              Page 25 of 30 pages

                                  SCHEDULE II

                    CERTAIN INFORMATION REGARDING INTERESTS
       OF FILING PERSONS IN ARGYLE TELEVISION, INC. AS OF JULY 14, 1997

     The following table sets forth, based on information as of July 14, 1997, the beneficial ownership of the Company's common stock as to: (i) each Filing Person and (ii) all Filing Persons, collectively. The table below assumes that all shares of Series A Common Stock held by certain investment partnerships had been fully distributed to their respective partners as of July 14, 1997 at an assumed price of $26.50 per share.

                                                            Shares      Percent
Name of Each Beneficial Owner                            Beneficially      of
-----------------------------                           Owned (a), (b)   Class
                                                        --------------  --------

Bob Marbut (c)........................................     7,547,750      65.9%
Argyle Communications, Inc. (c).......................     7,336,000      64.7%
Argyle Television Partners, L.P. (c), (d).............     7,336,000      64.7%
ATI General Partner, L.P. (e).........................     6,600,000      58.4%
Argyle Television Investors, L.P. (c), (d)............     4,853,718      42.9%
Argyle Television Investors (Foreign), L.P. (c), (d)..     1,746,282      15.4%
Television Investment Partners, L.P. (c), (d).........       700,000       6.2%
Robin (a/k/a Robert) Hernreich (f)....................       185,172       1.6%
Blake Byrne (g).......................................       879,164       7.9%
Argyle Foundation.....................................        99,000        *
Skylark Foundation....................................        65,000        *
COLLECTIVE TOTAL OF FILING PERSONS (h)................     7,900,672      66.3%

--------------------
*  Represents beneficial ownership of less than 1%.

(a) Each Filing Person has sole voting and investment power, except as otherwise noted.
(b) Shares of Series B Common Stock are convertible into an equal number of shares of Series A Common Stock at the election of the holder thereof.

                              Page 26 of 30 pages

(c) ATP currently holds 100% of the Series B Common Stock. The information in the table with respect to the individual partners of ATP assumes ATP has fully distributed all of the Series B Common Stock to such partners. ATP's general partner is ACI, a corporation owned principally by certain members of management of the Company and controlled by Marbut. Under applicable SEC regulations, Marbut may be considered the beneficial owner of all shares held by ATP, ATI, ATI (Foreign) and TIP, or a total of 7,300,000 shares of Series A Common Stock and 36,000 shares of Series B Common Stock. Marbut disclaims beneficial ownership of these shares held by ATP, ATI, ATI (Foreign) and TIP. Marbut's ownership and percentage of Series A Common Stock would be 1,350,237 and 11.8%, and of Series B Common Stock would be 6,263 and 17.4% based on (i) shares held directly; (ii) his pro rata interest in shares held indirectly by ATP through ATP's interest in ATI, ATI (Foreign) and TIP; (iii) his interest in shares held by TIP; (iv) 99,000 shares held by Argyle Foundation; and, (v) shares subject to options exercisable within 60 days.
(d) As the general partner of the general partner of ATI and ATI (Foreign), and as the general partner of TIP, ATP may be considered the beneficial owner of all shares held by ATI, ATI (Foreign) and TIP, and therefore ATP is shown for purposes of this chart as owning these shares.
(e) As the general partner of ATI and ATI (Foreign), ATIGP may be considered the beneficial owner of all shares held by ATI and ATI (Foreign), and therefore ATIGP is shown for purposes of this chart as owning these shares.
(f) Represents (i) any shares held by Hernreich directly; (ii) shares held by a charitable foundation established and controlled by Hernreich; and, (iii) 15,314 shares of the Company's preferred stock.
(g) Represents (i) any shares held by Byrne directly; (ii) Byrne's pro rata interest in shares held indirectly by ATP through ATP's interest in ATI, ATI (Foreign) and TIP; (iii) Byrne's interest in shares held by TIP; (iv) 65,000 shares held by Skylark Foundation; and, (v) shares subject to options exercisable within 60 days.
(h) Assumes the conversion of all issued and outstanding shares of Series B Common Stock held by the Filing Persons collectively into an equal number of shares of Series A Common Stock. Includes presently exercisable options to purchase 215,500 shares of Series A Common Stock.

                              Page 27 of 30 pages

                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


     Pursuant to the requirements of the Securities Exchange Act of 1934, this
Schedule 13D has been signed by the following persons in the capacities and on the dates indicated. Each person whose signature to this Schedule 13D appears below hereby appoints each of Bob Marbut, Dean H. Blythe and Harry T. Hawks as his or its attorney-in-fact with full power to act alone, with full power of substitution or resubstitution, for him or it in his or its name, place and stead, in any and all capacities to sign on his or its behalf, individually and in the capacities stated below, and to sign any and all amendments to this
Schedule 13D, which amendment or amendments may make such changes and additions and such attorney-in-fact may deem necessary or appropriate and to file the same with all exhibits thereto, and all documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or it might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his substitutes, may lawfully do or cause to be done by virtue hereof.


                              /s/ BOB MARBUT
                              --------------------------------------------------
                              Bob Marbut

                              ARGYLE COMMUNICATIONS, INC.


                              By:   /s/ DEAN H. BLYTHE
                                    --------------------------------------------
                                    Name:  Dean H. Blythe
                                    Title: Vice President

                              ARGYLE TELEVISION PARTNERS, L.P.

                                    By:  Argyle Communications, Inc.
                                         the sole general partner


                                         By:  /s/ DEAN H. BLYTHE
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title: Vice President

                              Page 28 of 30 pages

                              ATI GENERAL PARTNER, L.P.

                              By:   Argyle Television Partners, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Communications, Inc.
                                         the sole general partner


                                         By:  /s/ DEAN H. BLYTHE
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title: Vice President


                              ARGYLE TELEVISION INVESTORS, L.P.

                              By:   ATI General Partner, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Television Partners, L.P.
                                         the sole general partner

                                         By:  Argyle Communications, Inc.
                                              the sole general partner

                                              By:  /s/ DEAN H. BLYTHE
                                                   ----------------------------
                                                   Name:  Dean H. Blythe
                                                   Title: Vice President


                              ARGYLE TELEVISION INVESTORS
                              (FOREIGN), L.P.

                              By:   ATI General Partner, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Television Partners, L.P.
                                         the sole general partner

                                         By:  Argyle Communications, Inc.
                                              the sole general partner

                                              By:  /s/ DEAN H. BLYTHE
                                                   ----------------------------
                                                   Name:  Dean H. Blythe
                                                   Title: Vice President


                              Page 29 of 30 pages

                              TELEVISION INVESTMENT PARTNERS, L.P.

                              By:   Argyle Television Partners, L.P.
                                    a Delaware limited partnership

                                    By:  Argyle Communications, Inc.
                                         the sole general partner

                                         By:  /s/ DEAN H. BLYTHE
                                              ----------------------------------
                                              Name:  Dean H. Blythe
                                              Title:


                              ARGYLE FOUNDATION

                              By:   /s/  BOB MARBUT
                                    --------------------------------------------
                                    Name:  Bob Marbut
                                    Title: Director


                              SKYLARK FOUNDATION

                              By:   /s/ BLAKE BYRNE
                                    --------------------------------------------
                                    Name:  Blake Byrne
                                    Title: Chairman of the Board and
                                             Chief Financial Officer


                              /s/  BLAKE BYRNE
                              --------------------------------------------------
                              Blake Byrne


                              /s/  ROBIN HERNREICH
                              --------------------------------------------------
                              Robin Hernreich



                              Page 30 of 30 pages